Exhibit 99.1

Alaska Communications Announces Definitive Agreement to Be Acquired
by Macquarie Capital and GCM Grosvenor in $300 Million Transaction

-Conference Call on November 5th to Discuss the Transaction and the Third Quarter 2020 Results-

ANCHORAGE, Alaska, November 3, 2020 -- Alaska Communications Systems Group, Inc. (NASDAQ: ALSK) (“Alaska Communications” or the “Company”), together with Macquarie Capital (“Macquarie”), and GCM Grosvenor (“GCM”), through its Labor Impact Fund, L.P., announced today that they have entered into a definitive agreement pursuant to which the Company will be acquired by an affiliate of Macquarie and GCM in an all cash transaction valued at approximately $300 million, including debt. The transaction will result in Alaska Communications becoming a privately held company and is expected to close in the second half of 2021.

Under the terms of the agreement, an affiliate of Macquarie and GCM will acquire all the outstanding shares of Alaska Communications common stock for $3.00 per share in cash. This represents a premium of approximately 57% over the closing per share price of $1.91 on November 2, 2020, the last trading day prior to the date the merger agreement was executed, and a premium of approximately 50.8% over the 30-day volume weighted average price as of November 2, 2020.

David W. Karp, Chairman of the Alaska Communications Board of Directors, said, "After carefully evaluating Macquarie Capital’s and GCM’s offer, we are confident that this transaction is in the best interest of Alaska Communications and its stockholders. Macquarie Capital has a proven track record of delivering large and complex transactions globally on accelerated timelines, and GCM’s Labor Impact Fund provides strategy driven capital that we expect will generate real value for our customers and the Alaska Communications workforce."

Bill Bishop, President and Chief Executive Officer of Alaska Communications, stated, "This transaction with Macquarie Capital and GCM represents an exciting opportunity to enhance our financial position and expand our resources to better serve our customers. Macquarie Capital has extensive experience navigating the complexities and issues associated with public-to-private transactions, as well as addressing the various regulatory regimes associated with communications infrastructure transactions. It also has deep telecommunications expertise and a strong track record of investing in capital intensive businesses, which will be critical as we deliver on our strategy to utilize our superior customer service and fiber-based network solutions in providing industry-leading telecommunications products and services. Finally, GCM’s Labor Impact Fund provides strategic value to our business both through its experience in the telecommunications sector and in fostering partnerships with a unionized workforce. We firmly believe this transaction will allow us to enhance our expanded fiber network services and drive long-term value for our customers in Alaska and the Lower 48."

The transaction is subject to the approval of Alaska Communications' stockholders, regulatory approvals and other customary closing conditions. The transaction has fully committed debt and equity financing and is not subject to any condition with regard to financing. Equity financing will be provided by Macquarie Capital and GCM. Alaska Communications’ Board of Directors has unanimously approved the agreement with Macquarie and recommends that Alaska Communications’ stockholders approve the proposed merger and merger agreement. Alaska Communications expects to hold a Special Meeting of Stockholders to consider and vote on the proposed merger and merger agreement as soon as practicable after the mailing of the proxy statement to its stockholders.

Under the terms of the agreement, Alaska Communications may solicit superior proposals from third parties for a period of 30 calendar days (the “Go-Shop”) continuing through December 3, 2020. In accordance with the merger agreement, Alaska Communications’ Board of Directors, with the assistance of its advisors, intends to solicit superior proposals during this Go-Shop period.

TAR Holdings, LLC, which owns approximately 8.8% of the outstanding shares of Alaska Communications common stock, has entered into a voting agreement with Macquarie and GCM, among other things, to vote in favor of the merger. The voting agreement will automatically terminate upon the earliest of (a) the vote of stockholders on the merger, (b) any termination of the Merger Agreement, (c) any change in recommendation by the Board of Alaska Communications and (d) 14 months after the signing of the Merger Agreement.

Conference Call

The Company will host a conference call and live webcast on Thursday, November 5, 2020 at 2:00 p.m. Eastern Time to discuss the transaction and the third quarter of 2020 results. Parties in the United States and Canada can access the call at 1-800-430-8332 and enter code 1313142. All other parties can access the call at 1-323-289-6581 using the same code.

The live webcast of the conference call will be accessible from the "Events Calendar" section of the company's investor website (www.alsk.com). The webcast will be archived for 30 days. A replay of the conference call will also be available two hours after the call ends and will run until December 5, 2020 at 5 p.m. ET. To hear the replay, parties in the U.S. and Canada can call 1-888-203-1112 and enter code 1313142. All other parties can call 1-719-457-0820 and enter code 1313142.

Advisors

Macquarie Capital is serving as financial advisor to Macquarie Capital and GCM Grosvenor in connection with the transaction.

B. Riley Securities, Inc. is serving as financial advisor and Sidley Austin LLP is serving as legal advisor to Alaska Communications in connection with the transaction.

Goodwin Procter LLP and Morgan Lewis & Bockius LLP are serving as legal advisors to Macquarie and GCM, respectively, in connection with the transaction.

About Macquarie Capital

Macquarie Capital is the corporate advisory, capital markets and principal investment arm of Macquarie Group (ASX: MQG), offering a full spectrum of capital solutions, including capital raising services from equity, debt and private capital markets and principal investments from Macquarie’s own balance sheet. These offerings are reinforced through Macquarie Capital’s deep sector expertise in: business services, consumer, gaming and leisure, financial institutions, green energy, healthcare, industrials, infrastructure and energy, real estate, resources, technology and telecommunications and media sectors with 376 transactions completed, valued at $212 billion in the year ended March 31, 2020.

About GCM Grosvenor

GCM Grosvenor is a global alternatives investment firm with approximately $57 billion in assets under management in private equity, infrastructure, real estate, credit, absolute return strategies, and multi-asset class opportunistic investments. The firm has specialized in alternatives since 1971, and today its team of approximately 500 professionals serves a global client base of institutional and high net worth investors. GCM Grosvenor is headquartered in Chicago, with offices in New York, Los Angeles, London, Tokyo, Hong Kong, and Seoul.

GCM Grosvenor’s Labor Impact Fund, L.P. seeks to originate and execute infrastructure projects that leverage the inclusion of union labor as a contributing factor to enabling attractive risk-adjusted returns. The goal of the strategy is to find attractive infrastructure investment opportunities that can be unlocked through close cooperation across labor, government, and private capital.

About Alaska Communications

Alaska Communications (NASDAQ: ALSK) is the leading provider of advanced broadband and managed IT services for businesses and consumers in Alaska. The Company operates a highly reliable, advanced statewide data network with the latest technology and the most diverse undersea fiber optic system connecting Alaska to the contiguous U.S. For more information, visit www.alaskacommunications.com or www.alsk.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in connection with the proposed acquisition of the Company by Macquarie Capital and GCM Grosvenor, whereby the Company will become a wholly owned subsidiary of an affiliate of Macquarie Capital and GCM Grosvenor (the “proposed merger”), pursuant to a definitive Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Juneau Parent Co, Inc. (“Parent”) and Juneau Merger Co, Inc. (“Merger Sub”). The proposed merger will be submitted to the Company’s stockholders for their consideration at a special meeting of the stockholders. In connection therewith, the Company intends to file relevant materials with the United States Securities and Exchange Commission (SEC), including a proxy statement on Schedule 14A, which will be mailed or otherwise disseminated to the Company’s stockholders. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER. Stockholders may obtain free copies of the definitive proxy statement, any amendments or supplements thereto and other documents containing important information about the Company or the proposed merger, once such documents are filed with the SEC, free of charge at the SEC's website at www.sec.gov, or from Alaska Communications at alsk.com or by directing a request to the Company’s Investor Relations Department at investors@acsalaska.com.

Participants in the Solicitation

The Company and certain of its directors and executive officers and other members of management and employees may be deemed to be "participants" in the solicitation of proxies from the Company’s stockholders in connection with the proposed merger. Information about the Company's directors and executive officers and their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement on Schedule 14A for its 2020 annual meeting of stockholders filed with the SEC on April 29, 2020. To the extent holdings of the Company’s securities by such participants (or the identity of such participants) have changed, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement and may be included in relevant documents filed with the SEC regarding the proposed merger, if and when they become available. Free copies of these materials may be obtained as described in the preceding paragraph.

Alaska Communications Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year December 31, 2019, filed with the SEC on March 16, 2020 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at https://www.alsk.com/. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Alaska Communications Media Contact

Heather Cavanaugh, 907-564-7722

Director, External Affairs and Corporate Communications

Alaska Communications Investor Contact

Tiffany Smith, 907-564-7556

Manager, Board and Investor Relations

investors@acsalaska.com

SOURCE Alaska Communications Systems Group Inc.